______________________________________________
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________
FORM 11-K
 ____________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number: 1-16411

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
2980 Fairview Park Drive
Falls Church, Virginia 22042
________________________________________________

Northrop Grumman Savings Plan
Financial Statements as of December 31, 2017 and 2016
and for the Year Ended December 31, 2017,
Supplemental Schedule as of December 31, 2017,
and Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plans Administrative Committee and Participants of
Northrop Grumman Savings Plan
Falls Church, VA

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
McLean, VA
June 11, 2018
We have served as the auditor of the Plan since at least 1994; however, an earlier year could not be reliably determined.

NORTHROP GRUMMAN SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
$ in thousands	2017	2016
Assets:
Investments:
Investment in Northrop Grumman Defined Contribution Plans Master Trust (Note 3)	$22,198,611	$19,091,278
Investment in brokerage account—at fair value	1,742,226	1,514,769
Short-term investment fund—at fair value	665	8,438
Total investments	23,941,502	20,614,485
Receivables:
Participant contributions	28,781	27,003
Employer contributions	12,543	11,708
Notes receivable from participants	213,759	218,467
Total receivables	255,083	257,178
Total assets	24,196,585	20,871,663
Liabilities:
Accrued expenses	2,155	2,035
Net assets available for benefits	$24,194,430	$20,869,628
The accompanying notes are an integral part of these financial statements.

NORTHROP GRUMMAN SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
$ in thousands	December 31, 2017
Additions:
Investment income:
Plan interest in the Northrop Grumman Defined Contribution Plans Master Trust	$3,311,596
Other investments:
Net appreciation in fair value of other investments	196,497
Dividends	52,244
Interest	1,938
Interest income on notes receivable from participants	9,383
Contributions:
Participant contributions	826,952
Rollover contributions	105,505
Employer contributions	343,171
Total additions	4,847,286
Deductions:
Benefits paid to participants	1,512,466
Expenses	10,018
Total deductions	1,522,484
Increase in net assets	3,324,802
Net assets available for benefits
Beginning of year	20,869,628
End of year	$24,194,430
The accompanying notes are an integral part of these financial statements.

NORTHROP GRUMMAN SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEAR ENDED DECEMBER 31, 2017
1. DESCRIPTION OF THE PLAN
The following description of the Northrop Grumman Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a qualified profit-sharing and stock bonus plan that includes an employee stock ownership plan sponsored by Northrop Grumman Corporation (the “Company” or “Plan sponsor”). The Plan was established February 1, 1962. The Plan's Benefit Plans Administrative and Investment Committees control and manage the operation of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
All of the Plan’s investments are participant directed. The Plan holds assets in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”), as well as a short-term investment fund at the Trustee, and participant-directed brokerage accounts held in the Fidelity Brokerage Services LLC BrokerageLink Account (“Brokerage Link Account”).
Eligibility
The Plan covers substantially all hourly and salaried employees of the Company who are at least 18 years old, are citizens or residents of the United States of America (“U.S.”), are not covered under another plan, and whose pay is determined in accordance with the U.S Internal Revenue Code of 1986, as amended (the “Code”) and processed on a U.S. payroll system of the Company.
Contributions
Participant contributions are subject to certain limitations imposed by the Code. Contributions can be made on a tax-deferred (before-tax) basis, to a Roth 401(k) on an after-tax basis, or a combination thereof through payroll withholdings. Participants may also contribute amounts representing benefit payments from certain pension plans sponsored by the Company and other qualified plans. An active participant may change the percentage of his or her contributions. First time eligible employees (newly hired, rehired, and certain transfers) are enrolled automatically into the Plan approximately 45 days after the date of hire, rehire, or transfer unless an alternative election is made. Contributions for those automatically enrolled in the plan increase by one percent each year up to a maximum percentage specified by the Plan sponsor. Effective April 1, 2016, the automatic increase program was limited to pre-tax and Roth 401(k) contributions.
For employees hired before April 1, 2016, the Company’s matching contributions are generally as follows:

Employee Contribution	Company Match
First 2% of eligible compensation	100%
Next 2% of eligible compensation	50
Next 4% of eligible compensation	25
Contributions over 8%	—
Certain employees (generally hired or rehired on or after July 1, 2008 and before April 1, 2016), who meet the applicable Plan requirements, are also eligible to receive an additional employer contribution known as a Retirement Account Contribution (“RAC”). The Company credits participants who meet eligibility requirements with a RAC each pay period in an amount determined as a percentage of eligible compensation for each pay period in accordance with the following table:

Participant’s Age as of December 31, 2016	Percentage of Compensation
Under 35	3%
35 – 49	4
50 or older	5

For most employees hired after April 1, 2016 and certain employees that did not previously participate in a Company sponsored pension plan or receive a RAC, the Company’s matching contributions are generally as follows:

Employee Contribution	Company Match
First 4% of eligible compensation	100%
Next 1% of eligible compensation up to 8% or 10% (depending on years of service)	50
Contributions over 8% (for employees with up to 5 years of service)	—
Contributions over 10% (for employees with 5 or more years of service)	—
Contributions receivable as of December 31, 2017 and 2016 represent amounts due to the Plan from participants and the Company. These contributions were remitted to the Plan subsequent to year end.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant account is credited with participant and Company contributions and an allocation of any Plan earnings from the DC Master Trust. Each participant account is charged with withdrawals and an allocation of any Plan losses and administrative expenses. Allocations are based on participant units. Participants are generally entitled to the net of these contributions, withdrawals and allocations to the extent of their vesting in the account.
Vesting
Plan participants are fully vested in the balance of their accounts from employee contributions and earnings thereon. Plan participants, other than participants covered under certain collective bargaining agreements, become fully vested in Company matching contributions, and earnings thereon, upon completion of three years of service. RAC participants fully vest in Company contributions, and earnings thereon, upon completion of three years of service.
Investment Options
Upon enrollment in the Plan, each participant directs his or her employee and Company contributions to be invested in the investment funds described below. The investment funds are managed by professional investment managers appointed by Plan management.
Participants may generally change their investment elections daily. Existing account balances can generally be transferred daily between investment funds, subject to certain restrictions.
Contributions deposited into each investment fund are used to purchase units of that fund based on unit values that are updated daily prior to any Plan transactions. Plan transactions include contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on two factors: the number of units purchased to date and the current value of each unit.
U.S. Equity Fund — The U.S. Equity Fund consists predominantly of holdings in large and medium-sized U.S. company stocks. The fund’s objective is to achieve a high total return through long-term growth of capital and the reinvestment of current income.
U.S. Fixed-Income Fund — The U.S. Fixed-Income Fund primarily consists of holdings in marketable, fixed-income securities rated within the three highest investment grades assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund invests in a range of fixed-income securities that mature, on average, in eight to ten years. The U.S. Fixed-Income Fund provides direct ownership of fixed income securities.
Stable Value Account (“Stable Value Account”) — Investments in the Stable Value Account primarily include guaranteed investment contracts (“GICs”), cash and cash equivalents. See Note 5 for further information on GICs.
Northrop Grumman Fund (“NG Stock Fund”) — The NG Stock Fund invests primarily in Northrop Grumman Corporation common stock.
Balanced Fund — The Balanced Fund is designed to provide investors with a diversified portfolio consisting of targeted proportions of fixed-income securities (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.

International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside of the U.S. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).
Small Cap Fund — The Small Cap Fund consists of a diversified group of U.S. companies with lower market capitalization and higher expected revenue growth than the large, well-established companies that make up the S&P 500 Index. The fund seeks to provide capital appreciation over the long term, rather than current income.
Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.
Retirement Path Portfolios — Each retirement path is a broadly diversified portfolio of funds consisting of equities, fixed-income securities and other investments tailored to the investment time horizon of the investor. The name of each strategy reflects the year when the investor will most likely begin to draw interest and/or principal out of their portfolio. The portfolios are the Retirement Path, the 2020 Retirement Path, the 2025 Retirement Path, the 2030 Retirement Path, the 2035 Retirement Path, the 2040 Retirement Path, the 2045 Retirement Path, the 2050 Retirement Path, the 2055 Retirement Path and the 2060 Retirement Path.
The Plan also offers a participant-directed brokerage account. The brokerage account enables participants to invest in a range of investment options beyond the core investment options and retirement path funds offered by the Plan.
All funds may include common/collective trust (“CCT”) funds. These funds manage pooled trust accounts, which group assets together to develop generally larger and more diversified portfolios. These funds may also include short-term investment funds.
Notes Receivable from Participants
Participants may borrow from their fund accounts in accordance with the Plan document, with loans of a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their vested account balance. Loans are secured by the balance in the participant's account and are issued at an interest rate set at the prime rate plus one percent. Repayments are made from payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). As of December 31, 2017 and 2016, participant loans were outstanding with maturities through 2034 and interest rates ranging from 4 percent to 11.5 percent.
Payment of Benefits
Upon termination of employment with the Company (including termination due to death, disability, or retirement), a participant may receive a lump-sum payment of his or her entire account balance (net of any outstanding loan balances). Otherwise, distributions generally begin on a participant's mandatory commencement date. Participants may roll over account balances to individual retirement accounts or another employer’s qualified retirement plan.
Distributions from the NG Stock Fund may be paid in cash, stock, or a combination of the two, depending on the participant’s election.
Withdrawals
A participant may withdraw all or a portion of his or her vested account in accordance with the Plan document, which provides for different rules for withdrawals based on whether or not the participant has reached age 59 1/2.
Forfeited Accounts
For the years ended December 31, 2017 and 2016, Plan forfeitures totaled $7.3 million and $8.8 million, respectively. Forfeited amounts may be used to reduce Company matching contributions or to offset Plan expenses. During the year ended December 31, 2017, employer matching contributions were reduced by $9.6 million due to forfeitures. No forfeitures were used to offset Plan expenses during 2017.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Risks and Uncertainties

The Plan invests in various securities, including U.S. and foreign government securities, corporate debt instruments, domestic equities, asset-backed securities, mortgage-backed securities, mutual funds, common/collective trust funds and a stable value account. Investment securities are exposed to various risks, including interest rate and credit risk, overall market volatility, and risks related to U.S. and foreign government stability. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Fair Value of Financial Instruments
The Plan measures the fair value of its financial instruments using observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust and the Plan primarily include cash equivalents, short-term investment funds and U.S. and international equities.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust and the Plan primarily include fixed-income securities based on broker quotes or model-derived valuations.
Level 3 - Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan during the years ended December 31, 2017 and 2016.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value with the exception of GICs held by the Plan through the Stable Value Account of the DC Master Trust, which are stated at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4). The GICs are stated at contract value because contract value is the amount that would be received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value is equal to the value of initial deposited principal, plus accumulated interest and additional deposits, minus withdrawals and expenses (see Note 5). Plan management provides direction and oversight of the valuation process. The fair value of Plan investments, including the underlying investments in the DC Master Trust and BrokerageLink Account, is determined as follows:
Investments in U.S. and international equity securities, which include common and preferred stock, are valued at the last reported sales price of the stock on the active market on which the securities are traded on the last business day of the Plan year. Investments in CCT funds are valued based on the net asset value (“NAV”) derived by investment managers, as a practical expedient. Short-term investment funds are valued at amortized cost, which approximates fair value. Fair values for other securities, including U.S. and foreign government, corporate debt, asset-backed and other fixed-income securities, which are not exchange-traded, are valued using third-party pricing services. These pricing services use, for example, recent broker-dealer quotations or model-based pricing methods that use significant observable inputs such as relevant yield curves, credit information of the underlying security, prepayment projections, cash flows and other security characteristics to determine fair value as of the last trading day of the year. If market values are not available from the above sources, the fair value is provided to the Trustee by the party with authority to trade in such securities (investment managers or Plan management, as applicable).
All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on fund assets, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

In performing any valuations or calculations required of the Trustee, the Trustee relies on the prices provided by pricing sources, the investment managers, Plan management or the participant’s broker as a certification as to the value.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the market value of each plan’s investment. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold. The unrealized appreciation or depreciation is the aggregate difference between the current fair market value and the cost of investments.
Notes Receivable from Participants
Participant loans are measured at their outstanding balances, plus accrued interest.
Expenses
Plan expenses are paid by the Plan or the Plan sponsor as provided in the Plan document. Fees incurred by the Plan for investment management services of $5.1 million are presented as an offset to total investment income in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw funds from the Plan but have not yet been paid were $4.4 million and $3.1 million at December 31, 2017 and 2016, respectively. These amounts continue to accrue investment earnings (losses) until paid.
Accounting Standards Updates
In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force). The amendments in ASU 2017-06 clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s interest in the master trust. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. Plan management is currently evaluating the timing of adoption and does not expect the adoption to have a material impact on the financial statements.

3. INVESTMENTS
The Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair value determined and reported by the Trustee in accordance with the DC Master Trust Agreement established by the Company.
Plan assets represent 98 percent and 97 percent of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2017 and 2016, respectively. The remaining assets in the DC Master Trust relate to the Northrop Grumman Financial Security and Savings Program.
The net assets of the DC Master Trust as of December 31, 2017 and 2016, are as follows:

$ in thousands	2017	2016
Assets
At fair value:
Cash equivalents and short-term investment fund	$62,930	$58,874
U.S. and international equities	3,706,850	2,926,772
Common/collective trust funds	14,558,924	12,071,358
Fixed-income securities
U.S. and foreign government	441,105	357,587
Corporate debt	318,274	281,066
Asset-backed	348,814	244,608
High yield debt	1,321	954
Collateral held under securities lending agreements	780,851	960,767
Assets on loan to third-party borrowers	40,126	219,523
Total investments at fair value	20,259,195	17,121,509
At contract value:
Guaranteed investment contracts	3,315,474	3,485,775
Total investments at contract value	3,315,474	3,485,775
Receivable from broker for investments sold	181	4,236
Dividends, interest, taxes and other receivables	7,157	7,039
Total assets	23,582,007	20,618,559
Liabilities
Collateral held under securities lending agreements	780,851	960,767
Due to broker for securities purchased	39,598	36,243
Total liabilities	820,449	997,010
Net assets of the DC Master Trust	$22,761,558	$19,621,549
Investment income for the DC Master Trust for the Plan year ended December 31, 2017, is as follows:

$ in thousands	2017
Investment income
Net appreciation of investments	$3,231,482
Interest	114,559
Dividends	47,659
Other income	762
Stock loan income	445
Investment manager fees	(5,206)
Total investment income	$3,389,701

4. FAIR VALUE MEASUREMENTS
Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy tables. The total fair value of these investments is included in the tables below to permit reconciliation of the fair value hierarchy to amounts presented in the investments footnote (Note 3). These investments have no unfunded commitments, redemption notice periods greater than seven days or other redemption restrictions. As of December 31, 2017 and 2016, there were no investments expected to be sold at a value materially different than NAV.
The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2017:

	2017
$ in thousands	Level 1	Level 2	Total
DC Master Trust at fair value
Cash equivalents and short-term investment fund	$11,366	$51,564	$62,930
U.S. and international equities	3,706,850	—	3,706,850
Fixed-income securities
U.S. and foreign government	—	468,311	468,311
Corporate debt	—	331,167	331,167
Asset-backed	—	348,814	348,814
High yield debt	—	1,348	1,348
Collateral held under securities lending agreements	—	780,851	780,851
Common/collective trust funds valued using NAV as a practical expedient			14,558,924
Total DC Master Trust at fair value	$3,718,216	$1,982,055	$20,259,195
The table below sets forth the fair value of the BrokerageLink Account and short-term investment fund, by level, measured on a recurring basis, and held by the Plan as of December 31, 2017:

	2017
$ in thousands	Level 1	Level 2	Total
Other Plan investments
BrokerageLink Account	$1,742,226	$—	$1,742,226
State Street Bank and Trust Company short-term investment fund	—	665	665
Total other Plan investments	$1,742,226	$665	$1,742,891

The table below sets forth the fair value of the investments by level, measured on a recurring basis and held by the DC Master Trust as of December 31, 2016:

	2016
$ in thousands	Level 1	Level 2	Total
DC Master Trust at fair value
Cash equivalents and short-term investment fund	$3,180	$55,694	$58,874
U.S. and international equities	2,926,772	—	2,926,772
Fixed-income securities
U.S. and foreign government	—	539,716	539,716
Corporate debt	—	318,460	318,460
Asset-backed	—	244,608	244,608
High yield debt	—	954	954
Collateral held under securities lending agreements	—	960,767	960,767
Common/collective trust funds valued using NAV as a practical expedient			12,071,358
Total DC Master Trust at fair value	$2,929,952	$2,120,199	$17,121,509
The table below sets forth the fair value of the BrokerageLink Account and short-term investment fund, by level, measured on a recurring basis, and held by the Plan as of December 31, 2016:

	2016
$ in thousands	Level 1	Level 2	Total
Other Plan investments
BrokerageLink Account	$1,514,769	$—	$1,514,769
State Street Bank and Trust Company short-term investment fund	—	8,438	8,438
Total other Plan investments	$1,514,769	$8,438	$1,523,207
There were no transfers of investments between levels during 2017 and 2016.
5. INTEREST IN GUARANTEED INVESTMENT CONTRACTS
Guaranteed investment contracts consist of fully benefit-responsive wrapper contracts that provide specified interest rates. Realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the plan, but are amortized as adjustments to the future interest-crediting rate over a period equal to or less than the duration of the underlying assets. Primary variables affecting the future crediting rate of the wrapper contracts include the current yield of underlying assets, the duration of underlying assets, and the difference between the market value and contract value of underlying assets.
Investments held in guaranteed investment contracts (at contract value) totaled $3.3 billion and $3.5 billion as of December 31, 2017 and 2016, respectively.
Certain events, such as Plan termination or a plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.

6. DERIVATIVE FINANCIAL INSTRUMENTS
The investment managers for the Stable Value Account and Fixed Income Fund may use derivative financial instruments as part of their respective investment strategies. These strategies may include the use of credit default swaps, futures contracts, and interest rate swaps. Notional amounts disclosed below do not quantify risk or represent assets or liabilities of the DC Master Trust, but are used in the calculation of the cash settlements under the contracts.
The investment managers for the Stable Value Account and the Fixed Income Fund may enter into netting arrangements such as trading with a Futures Commission Merchant. Otherwise, futures are traded on an exchange, which settle pursuant to the rules of the exchange on a daily settlement of the net value. For other derivatives such as swaps, the investment managers may enter into netting arrangements (e.g. International Swaps and Derivatives Association agreements), which provide for a legal right of setoff. Contractual settlement rights may vary depending on the specific agreement or whether the derivative is traded via central clearing or a specific counterparty.
Derivative financial instruments are recorded as assets or liabilities of the DC Master Trust and measured at fair value. Changes in the fair value of the derivative instruments are reflected in investment income as appreciation (depreciation) in the DC Master Trust. During 2017 and 2016, these derivative financial instruments were not entered into for hedging purposes and do not qualify for hedge accounting. The volume of derivative activity during 2017 was comparable to that which is held at year-end.
During 2017 and 2016, the Plan's derivatives included interest rate contracts on U.S. Treasury futures. The notional amounts and fair values, by primary risk exposure are presented as gross assets and liabilities as follows:

	December 31
$ in thousands	2017	2016
Fair value of asset	$508	$1,300
Fair value of liability	(1,349)	(667)
Notional amount	104,570	55,987
Futures Contracts
The DC Master Trust enters into futures contracts in the normal course of investing activities to manage market risk and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position. The net loss on U.S. Treasury futures for the year ended December 31, 2017 was $6.0 million.

7. THIRD PARTY BORROWINGS
The DC Master Trust participates in a securities lending program with State Street through the Fixed Income Fund and the separately managed Stable Value Account. The program allows State Street to loan securities, which are assets of the DC Master Trust, to approved borrowers. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the DC Master Trust. DC Master Trust assets on loan to third-party borrowers under security lending agreements are as follows:

	December 31
$ in thousands	2017	2016
Underlying securities of guaranteed investment contracts	$724,538	$721,326
Fixed-income securities
U.S. and foreign government	27,206	182,129
Corporate debt	12,893	37,394
High yield debt	27	—
Total fixed-income securities	40,126	219,523
DC Master Trust Assets on loan to third-party borrowers	$764,664	$940,849
State Street requires borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The initial collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign equity securities borrowed. The DC Master Trust bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral. In U.S. markets, State Street generally enters into a netting arrangement with a borrower which permits the netting of mark-to-market exposure for transactions within the lending program with that borrower. Such arrangements would cover lending transactions with the borrower and reverse repurchase agreements of cash collateral involving investment of the collateral. State Street may also negotiate a right of offset in the event of borrower default. In the event of borrower default, State Street indemnifies the DC Master Trust against any loss of the amount loaned. As of December 31, 2017, cash and non-cash collateral associated with securities on loan totaled $113 million and $668 million, respectively. As of December 31, 2016, cash and non-cash collateral associated with securities on loan totaled $576 million and $385 million, respectively. All of the securities on loan are collateralized at more than 100%.
8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan's Trustee and transactions involving Northrop Grumman Corporation common stock. The NG Stock Fund within the DC Master Trust held 12.1 million and 12.6 million shares of common stock of the Company with a fair value of $3.7 billion and $2.9 billion at December 31, 2017 and 2016, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately 99.4 percent at December 31, 2017 and 2016. During 2017, the NG Stock Fund earned dividends of $47.7 million from its investment in Northrop Grumman Corporation common stock.
State Street affiliates managed $0.7 million and $8.4 million of Plan assets held in a short-term investment fund as of December 31, 2017 and 2016, respectively. The Plan paid $1.0 million to the Trustee in fees during the year ended December 31, 2017.
The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions. The Plan had transactions with the Trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.
9. PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to ERISA provisions. In the event of a Plan termination, the interests of all participants in their accounts would become 100 percent vested.

10. FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter dated December 7, 2015, in which the Internal Revenue Service determined that the Plan’s terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. Management believes the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 is as follows:

	December 31
$ in thousands	2017	2016
Net assets available for benefits per the financial statements	$24,194,430	$20,869,628
Less amounts allocated to withdrawing participants	(4,421)	(3,060)
Net assets available for benefits per Form 5500	$24,190,009	$20,866,568
A reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2017, is as follows:

$ in thousands
Benefits paid to participants per the financial statements	$1,512,466
Add amounts allocated to withdrawing participants at December 31, 2017	4,421
Less amounts allocated to withdrawing participants at December 31, 2016	(3,060)
Benefits paid to participants per Form 5500	$1,513,827
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2017 and 2016, but not yet paid as of that date.
12. SUBSEQUENT EVENTS
On January 25, 2018, the Company announced a new annual performance-based benefit that will be contributed to eligible employees’ Plan accounts based on achievement of Company-wide performance metrics. The first benefit is expected to be contributed in the first quarter of 2019 based on the 2018 performance period.
* * * * * *

NORTHROP GRUMMAN SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2017

$ in thousands
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust	**	$22,198,611
*	Fidelity Brokerage Services LLC	BrokerageLink Account	**	1,742,226
*	Plan Participants	Participant loans (maturing from 2018 to 2034 at interest rates ranging from 4 percent to 11.5 percent)	**	213,759
*	State Street Bank and Trust Company	State Street Bank and Trust Company short-term investment fund	**	665
	Total			$24,155,261

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN SAVINGS PLAN

Dated:	June 11, 2018	By:	/s/ Michael A. Hardesty
Michael A. Hardesty
Chairman, Audit Subcommittee of the Benefit Plans Administrative Committee

EXHIBIT INDEX

*23	Consent of Independent Registered Public Accounting Firm

*	Filed with this report